MERUS LABS INTERNATIONAL INC

ANNOUNCES AGGREGATE $21 MILLION FINANCING TRANSACTIONS

Toronto, June 10, 2014 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce today that the Company has entered into a private placement subscription agreement to issue $10 million of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor. Concurrent with this transaction, Merus has also signed a letter agreement to acquire a new corporation to be incorporated by Dacha Strategic Metals Inc. (“Dacha”) [TSXV: DSM] which upon closing will have approximately $11 million in cash and no other assets or liabilities in exchange for Merus common shares. The $21 million in proceeds from the two financing transactions are expected to be used by the Company for future acquisition opportunities as well as for general corporate purposes.

“These financing transactions will result in a substantial increase in capital available for product deals going forward as the Company executes on its acquisition strategy,” said Elie Farah, President and CEO of Merus Labs International Inc.

The $10 million Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. The Series A Preferred Shares are only redeemable by the holder if the Company does not complete a product acquisition transaction by December 31, 2014. The transaction is expected to close on July 11, 2014, subject to TSX and NASDAQ approval.

The letter agreement with Dacha contemplates that Dacha will convert its current liquid assets into cash and cash equivalents and contribute the proceeds to a new corporation to be incorporated by Dacha. This subsidiary will have not less than $11 million in cash and no other assets or liabilities when acquired by Merus. The purchase price will equal the total value of the cash held by the newly incorporated subsidiary and will be paid for by the issuance to Dacha of Merus common shares valued at $1.70 per share, subject to certain purchase price adjustments. Dacha will be granted certain equity participation rights and will be paid a transaction structuring fee of 3.5%, which will be paid by the issuance of Merus common shares on closing. The transaction is subject to certain conditions to closing, including completion of due diligence, approval of the TSX, NASDAQ and the TSX Venture exchanges and Dacha shareholder approval. Dacha’s management and directors unanimously support the transaction. The acquisition is expected to close on or before August 15, 2014.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: the ability of Merus to complete the Series A preferred share financing, the ability of Merus to complete the financing acquisition transaction with Dacha, general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus’ ability to complete any financing under its short form prospectus or otherwise, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com